Special shareholder meeting

The fund held a Special Meeting of Shareholders on March 30, 2016. The following proposal was considered by the shareholders:

Proposal: Approve an Agreement and Plan of Reorganization between John Hancock Select Growth Fund and John Hancock Strategic Growth Fund.

FOR	AGAINST	ABSTAIN
8,790,826.813	314,306.034	561,452,190